UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 33-07106-A

(Check One):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR

For Period Ended December 31, 2002

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATURADE, INC.

Full Name of Registrant

N/A

Former Name if Applicable

14370 Myford Road

Address of Principal Executive Office (Street and Number)

Irvine, California  92606

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

                                                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                                                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                                                (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to gather certain information necessary to complete the Registrant’s Annual Report on Form 10-K (the “Form 10-K”). As a result, the Registrant will not be able to timely file the Form 10-K without unreasonable effort and expense.

The Registrant anticipates that additional information will be obtained so that it will be able to file the Form 10-K within the extension period permitted by this filing.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Kasprisin	(714) 573-4800
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Statements of Operations of Naturade, Inc. for the three months and 12 months ended December 31, 2002 and December 31, 2001, and selected Balance Sheet Data of Naturade, Inc. as of December 31, 2002 and December 31, 2001 are provided on Appendix A to this notification.

Naturade, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003	By:	/s/ Stephen M. Kasprisin
Name: Stephen M. Kasprisin
Title: Chief Financial Officer

Appendix A

NATURADE, INC

Statements of Operations for the Three Months and

Twelve Months Ended December 31, 2002 and December 31, 2001

	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001

Net sales	$4,210,509	$4,507,063	$14,416,351	$16,641,109

Cost of sales	2,280,593	2,562,739	8,157,607	9,290,227

Gross profit	1,929,916	1,944,324	6,258,744	7,350,882
Costs and expenses:
Selling, general and administrative expenses	1,996,473	2,278,944	8,069,382	9,522,932
Total operating costs and expenses	1,996,473	2,278,944	8,069,382	9,522,932

Operating loss	(66,557)	(334,620)	(1,810,638)	(2,172,050)
Other expense:

Interest expense	26,011	117,131	113,480	556,079
Other expense (income)	(2,617)	(171)	(28,300)	(6,907)
Loss before provision for income taxes	(89,951)	(451,580)	(1,895,818)	(2,721,222)
Provision for income taxes	—	5,131	800	5,931
Net loss	$(89,951)	$(456,711)	$(1,896,618)	$(2,727,153)
Less:

Preferred Stock dividends	(54,741)	—	(205,000)	—

Deemed Dividend	(71,429)	—	(285,714)	—
Net loss attributable to Common Shareholders	($216,121)	($456,711)	($2,387,332)	($2,727,153)
Basic and Diluted Loss per share	($0.00)	($0.06)	($0.05)	($0.36)
Weighted Average Number of Shares used in Computation of Basic and Diluted Loss per Share	44,500,000	7,823,639	44,000,000	7,600,000

	Balance Sheet Data As of December 31,
	2002	2001
Cash and cash equivalents	$722,583	$55,388
Working Capital Deficiency	$(1,429,771)	$(1,864,116)
Total assets	$4,222,224	$3,993,495
Long Term Debt	$37,735	$5,507,382
Total Stockholders Deficit	$(1,945,301)	$(7,009,373)